Pricing Term Sheet	Issuer Free Writing Prospectus
Dated December 5, 2017	Filed Pursuant to Rule 433
Registration Statement No. 333-215980
Supplementing the Preliminary
Prospectus Supplement dated December 4, 2017
(To Prospectus dated February 9, 2017)
Cleveland-Cliffs Inc.
1.50% Convertible Senior Notes due 2025
The information in this pricing term sheet relates to Cleveland-Cliffs Inc.’s offering of its 1.50% Convertible Senior Notes due 2025 (the “Offering”) and should be read together with the preliminary prospectus supplement dated December 4, 2017 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated February 9, 2017, each filed under the Securities Act of 1933, as amended, Registration Statement No. 333-215980. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus. Terms used herein but not defined herein shall have the meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Cleveland-Cliffs Inc., an Ohio corporation.
Ticker / Exchange for Common Shares:	CLF / The New York Stock Exchange (“NYSE”).
Securities Offered:	1.50% Convertible Senior Notes due 2025 (the “Convertible Notes”).
Aggregate Principal Amount Offered:
$275,000,000 aggregate principal amount of Convertible Notes (or $316,250,000 aggregate principal amount if the underwriters’ over-allotment option to purchase up to an additional $41,250,000 principal amount of Convertible Notes is exercised in full).

Maturity Date:	January 15, 2025, unless earlier repurchased, redeemed or converted.
Interest Rate:	1.50% per annum, accruing from the Settlement Date.
Interest Payment Dates:	January 15 and July 15 of each year, beginning on July 15, 2018.
Initial Price to the Public:	100% of the principal amount of the Convertible Notes plus accrued interest, if any, from the Settlement Date.
Trade Date:	December 6, 2017.
Settlement Date:
December 19, 2017.
It is expected that delivery of the Convertible Notes will be made against payment therefor on or about December 19, 2017, which is the 9th business day following the Trade Date (such settlement cycle being referred to as “T +9”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Convertible Notes on the Trade Date or the next six succeeding business days will be required, by virtue of the fact that the Convertible Notes initially will settle in T+9, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Convertible Notes who wish to trade the Convertible Notes prior to the Settlement Date should consult their own advisors.

NYSE Last Reported Sale Price on December 5, 2017:	$6.05 per common share of the Issuer.
Conversion Premium:	Approximately 35% above the NYSE Last Reported Sale Price on December 5, 2017.
Initial Conversion Price:	Approximately $8.17 per common share of the Issuer.

Initial Conversion Rate:	122.4365 common shares of the Issuer per $1,000 principal amount of Convertible Notes.
Optional Redemption:
The Issuer may not redeem the Convertible Notes prior to January 15, 2022. The Issuer may redeem all or any portion of the Convertible Notes for cash at its option on or after January 15, 2022 if the last reported sale price of the Issuer’s common shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30-consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Issuer provides notice of redemption at a redemption price equal to 100% of the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. See “Description of the Convertible Notes-Optional Redemption” in the Preliminary Prospectus Supplement.

Use of Proceeds:
The Issuer estimates that the net proceeds from the Offering will be approximately $267.4 million (or $307.6 million if the underwriters exercise their over-allotment option in full), after deducting the underwriters’ discounts and commissions.
The Issuer intends to use the net proceeds from the Offering, along with the net proceeds from its concurrent secured notes offering, to finance a substantial portion of its HBI capital project and for general corporate purposes. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Initial Price to the Public, Underwriting Discount and Proceeds:	The following table shows the Initial Price to the Public, underwriting discounts and commissions and proceeds before expenses to the Issuer in the Offering:

	Per Note	Total
Initial price to the public(1)	$1,000.00	$275,000,000.00
Underwriting discounts and commissions	$27.50	$7,562,500.00
Proceeds, before expenses, to the Issuer	$972.50	$267,437,500.00

(1)Plus accrued interest, if any, from the Settlement Date.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Goldman Sachs & Co. LLC Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. Jefferies LLC
Co-Managers:	PNC Capital Markets LLC Citizens Capital Markets, Inc. Regions Securities LLC The Huntington Investment Company B. Riley FBR, Inc.
CUSIP:	185899 AA9
ISIN:	US185899AA92
Increase in Conversion Rate Upon Conversion Upon a Make-Whole Fundamental Change or Notice of Redemption:
If (i) (a) the “effective date” (as defined in the Preliminary Prospectus Supplement) of a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement) occurs prior to the maturity date of the Convertible Notes or (b) the Issuer issues a notice of redemption as provided under “Description of the Convertible Notes-Optional Redemption” in the Preliminary Prospectus Supplement and (ii) a holder elects to convert its Convertible Notes in connection with such make-whole fundamental change or notice of redemption, as applicable, the Issuer will, under certain circumstances, increase the conversion rate for the Convertible Notes so surrendered for conversion by a number of additional common shares of the Issuer, as described under “Description of the Convertible Notes-Conversion Rights-Increase in Conversion Rate Upon Conversion Upon a Make-Whole Fundamental Change or Notice of Redemption” in the Preliminary Prospectus Supplement.

The following table sets forth the number of additional shares by which the conversion rate will be increased per $1,000 principal amount of Convertible Notes for conversions in connection with a make-whole fundamental change or notice of redemption for each share price and effective date set forth below:

Share Price
Effective Date	$6.05	$6.75	$7.50	$8.17	$9.00	$10.00	$11.00	$12.00	$15.00	$18.00	$21.00	$25.00	$30.00
December 19, 2017	42.8527	33.2786	25.7975	20.8223	16.1776	12.1651	9.3049	7.2215	3.5822	1.8449	0.9360	0.3396	0.0313
January 15, 2019	42.8527	32.6760	24.9887	19.9193	15.2394	11.2662	8.4831	6.4874	3.1058	1.5527	0.7747	0.2629	0.0109
January 15, 2020	42.8527	31.9297	23.9956	18.8286	14.1230	10.2009	7.5175	5.6410	2.5788	1.2341	0.6092	0.1898	0.0000
January 15, 2021	42.8527	30.9893	22.7510	17.4624	12.7394	8.9087	6.3735	4.6583	2.0103	0.9478	0.4493	0.1252	0.0000
January 15, 2022	42.8527	29.8091	21.1612	15.7231	10.9981	7.3191	5.0050	3.5202	1.4098	0.6628	0.3073	0.0718	0.0000
January 15, 2023	42.8527	28.3127	19.0572	13.4102	8.7190	5.3151	3.3615	2.2239	0.8414	0.4092	0.1877	0.0315	0.0000
January 15, 2024	42.8527	26.3880	15.9971	9.9837	5.4556	2.6882	1.4331	0.8575	0.3725	0.1997	0.0898	0.0026	0.0000
January 15, 2025	42.8527	25.7115	10.8967	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact share prices and effective dates may not be set forth in the table above, in which case:

•
If the share price is between two share prices in the table above or the effective date is between two effective dates in the table above, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower share prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•
If the share price is greater than $30.00 per share (subject to adjustment in the same manner as the share prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

•
If the share price is less than $6.05 per share (subject to adjustment in the same manner as the share prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Convertible Notes exceed 165.2892 common shares of the Issuer, subject to adjustment in the same manner as the conversion rate as set forth under “Description of the Convertible Notes-Conversion Rights-Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.
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The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement dated December 4, 2017 and the accompanying prospectus dated February 9, 2017) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained by contacting BofA Merrill Lynch, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attn: Prospectus Department, via telephone at (800) 294-1322 or Email: dg.prospectus_requests@baml.com or Goldman Sachs & Co. LLC at 200 West Street, New York, NY 10282, Attention: Prospectus Department, via telephone at (866) 471-2526, or by emailing prospectusgroup-ny@ ny.email.gs.com.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of these securities, in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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